Exhibit 99.1

Ballard Hosts Successful Virtual "Investor and Analyst Day 2020" Event

VANCOUVER, BC, Sept. 30, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that the Company hosted a virtual "Investor and Analyst Day 2020" event on September 29th.

Company executives and a panel of clean energy experts delivered informative and insightful presentations and perspectives, as well as answering investors' questions, all of which underscored Ballard's leading position in the fast-growing hydrogen and fuel cell marketplace, with the company's focus on electrification of Heavy- and Medium-Duty Motive applications. The event encompassed a comprehensive review of Ballard's strategic plan – including key market opportunities – as well as progress across a number of important commercial, technology and operational fronts.

Prior to this event, Ballard issued important announcements that were discussed during the course of its virtual "Investor and Analyst Day 2020":

  Launch of FCwaveTM Fuel Cell Module – September 8: Launch of the fuel cell industry's first module designed for primary propulsion power in marine vessels. This fuel cell product is a 200-kilowatt modular unit that can be scaled in series up to the multi-megawatt power level.
  Launch of FCgen®-HPS High-Power Density Fuel Cell Stack – September 14: Launch of a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack, to provide propulsion for a range of Light-, Medium- and Heavy-Duty vehicles in an industry-leading volumetric high-power density of 4.3 kilowatts per liter (4.3 kW/L).
  Agreement to Collaborate with MAHLE – September 28: Announcement of an agreement to collaborate with MAHLE, a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry, on the development and commercialization of zero-emission fuel cell systems to provide primary propulsion power in various classes of commercial trucks.
  6x Expansion in MEA Production Capacity – September 28: Announcement of the expansion of manufacturing capacity for production of proprietary membrane electrode assemblies, or MEAs – a critical component of every fuel cell – 6x by early 2021 at Ballard's headquarter facility in Vancouver, making this facility the largest fuel cell MEA production operation globally for commercial vehicles.

A replay of the virtual "Investor and Analyst Day 2020" webcast is available at the Company's website, www.ballard.com/investors, along with presentation material covering the following topics:

Speaker	Topic
Randy MacEwen President & CEO Ballard Power Systems	• Ballard Strategic Direction
Dr. Ken DeWoskin – Senior Advisor to Deloitte Dr. David Hart – Director, E4tech Bernd Heid – Senior Partner, McKinsey & Company	• Panel Discussion – "Fuel Cell Value Proposition and Competitive Positioning"
Rob Campbell Vice President & CCO Ballard Power Systems	• Power Products Growth Platform
Dr. Kevin Colbow Vice President & CTO Ballard Power Systems	• Technology Solutions Growth Platform • Product Roadmap
Alfred Wong – Managing Director, Asia Pacific Jesper Themsen – CEO, Ballard Power Systems Europe A/S Oben Uluc – Director of Sales – EMEA Nicolas Pocard – Director of Marketing Ballard Power Systems	• China Market • Europe Market • California Market
Dr. Lee Sweetland Director of Advanced Manufacturing Ballard Power Systems	• Cost Reduction Strategy
Jyoti Sidhu Vice President, Operations Ballard Power Systems	• Operations Update
Jan Laishley Vice President, Human Resources Ballard Power Systems	• ESG & People
Tony Guglielmin Vice President & CFO Ballard Power Systems	• Financial Overview

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:00e 30-SEP-20